[Letterhead of Cleary Gottlieb Steen & Hamilton LLP]

Writer’s Direct Dial: (212) 225-2864

E-Mail: jkarpf@cgsh.com

October 28, 2005

Mr. Matthew J. Benson, Esq.

Office of Consumer Products

Mail Stop 3561

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	J. Crew Group, Inc.

Amendment No. 2 to Registration Statement on Form S-1

(File No. 333-127628)

Filed with the Securities and Exchange Commission on October 11, 2005

Dear Mr. Benson:

Thank you for your comments on Amendment No. 2 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) by J. Crew Group, Inc. (the “Company”) on October 11, 2005. On behalf of the Company, we enclose herewith Amendment No. 3 to the Registration Statement (“Amendment No. 3”). Set forth below is the response of the Company to each comment contained in your letter dated October 21, 2005. Except as otherwise noted in this letter, the information provided in response to each comment has been supplied by the Company, which is solely responsible for it. The number of the response corresponds to the number of the comment in your letter. Capitalized terms used but not defined herein are used as defined in the Registration Statement. References to page numbers herein are references to page numbers in Amendment No. 3.

Matthew J. Benson, Esq.,

Securities and Exchange Commission

p. 2

General

1.	We note that you have not included pro forma income (loss) per share and pro forma weighted average shares outstanding in Selected Consolidated Financial Data and Unaudited Pro Forma Condensed Consolidated Statement of Operations. Please revise.

Response

The Company will provide the information referred to by the Staff when it files an amendment to the Registration Statement containing the anticipated price range for the IPO.

Unaudited Pro Forma Condensed Consolidated Financial Statements

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 30

2.	We note that the pro forma adjustment to cash and cash equivalents does not agree to the amount of excess cash disclosed in the sources and uses of funds table in “Use of Proceeds” on page 22. We also note that the sum of the estimated underwriting discount and offering expenses and the estimated facility fee disclosed in Note (1) and the tender and other expenses disclosed in Note (6) on page 32 does not agree to the amount of transaction fees and expenses disclosed in the sources and uses of funds table in “Use of Proceeds.” Please revise your disclosure as applicable or tell us what the differences represent.

Response

The Company has revised the prospectus as requested by the Staff.

Unaudited Pro Forma Condensed Consolidated Statement of Operations, page 31

3.	Please disclose why pro forma adjustments do not reflect the income tax effects related to pro forma adjustments to income (loss) before income taxes. Please refer to instruction 7 to paragraph (b) of Rule 11-02 of Regulation S-X.

Response

The Company advises the Staff that pro forma adjustments do not reflect income tax effects because the Company had a significant taxable loss before and after the pro forma adjustments for the year ended January 29, 2005 and, accordingly, net operating loss carryforwards are available to offset substantially all income taxes for the six months ended July 30, 2005. The deferred tax asset resulting from these net operating loss carryforwards is offset by a valuation allowance. The Company has revised the prospectus as requested by the Staff. See page 33.

Notes to the Unaudited Pro Forma Financial Statements, page 32

4.	It appears that the pro forma adjustment to loss on refinancing of debt disclosed in Note (8) is not directly attributable to the transaction and should not be reflected as a pro forma adjustment. Please explain to us why you believe that the elimination of the loss is directly attributable to the transaction or revise to remove the elimination of the loss in arriving at pro forma results. Please refer to paragraph (b)(6) of Rule 11-02 of Regulation S-X. Please also refer to paragraph (c)(4) of Rule 11-02 of Regulation S-X regarding disclosure of unusual events that enter into the determination of results for the most recently completed fiscal year.

Response

The Company believes the elimination of the loss referred to by the Staff is directly attributable to the transactions described in the “Transactions in Connection with the Offering” section of the prospectus because, according to paragraph (b)(6) of
Rule 11-02 of Regulation S-X:

Pro forma adjustments related to the pro forma condensed income statement shall be computed assuming the transaction was consummated at the beginning of the fiscal year presented and shall include adjustments which give effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the registrant, and (iii) factually supportable. Pro forma adjustments related to the pro forma condensed balance sheet shall be computed assuming the transaction was consummated at the end of the most recent period for which a balance sheet is required by §210.3-01 and shall include adjustments which give effect to events that are directly attributable to the transaction and factually supportable regardless of whether they have a continuing impact or are nonrecurring. All adjustments should be referenced to notes which clearly explain the assumptions involved.

As part of the transactions described in the “Transactions in Connection with the Offering” section of the prospectus, the Company will obtain the New Term Loan and retire all currently outstanding debt. Because Rule 11-02 of Regulation S-X requires that the pro forma adjustments be calculated assuming these transactions were consummated at February 1, 2004 (the beginning of the fiscal year presented), the Company believes that its pro forma adjustments should include the impact of its obtaining the New Term Loan and retiring all of its then-outstanding debt (including the $150 million 10 3/8% Senior Subordinated Notes and the $125 million 16% Senior Discount Contingent Principal Notes, both of which were retired in November 2004 with the proceeds of the $275 million 9 3/4% Senior Subordinated Notes that are being retired concurrently with the IPO) as if each of these transactions had occurred on February 1, 2004. Accordingly, the loss resulting from the November 2004 refinancing has been eliminated.

Matthew J. Benson, Esq.,

Securities and Exchange Commission

p. 4

Financial Statements

Notes to Unaudited Condensed Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-14

5.	We note your responses to comment 13 in our letter dated October 7, 2005. Recognition of estimated gift card breakage at the point gift cards are purchased does not appear appropriate given that the estimated unredeemed gift card liability is not extinguished (as defined in paragraph 16 of FAS 140) and that gains are usually not reflected in income prior to their realization under the guidance in paragraph 17 of FAS 5. Please revise your revenue recognition policy. Please also revise your financial statements or tell us why a revision is unnecessary. Refer to SAB Topic 1:M.

Response

The Company believes that its current policy of recognizing gift card breakage at issuance of a gift card is acceptable, but acknowledges the Staff’s preference for the revenue recognition method in which breakage is recorded over the redemption period.

Notwithstanding the Company’s position regarding the point at which gift card breakage is recognized, the Company has performed an analysis of its gift card breakage revenue recognition whereby it compared its current method of recording breakage, in which breakage is recorded at the point of purchase, to the method suggested by the Staff, in which breakage is recorded ratably over the breakage period. This analysis is set forth in Exhibit A to this letter. The breakage period was determined to be three years. Please refer to Exhibits B and C to this letter for the Company’s analysis of the breakage period (these Exhibits were previously submitted to the Staff as Exhibits A and B to our letter to Mr. Andrew Blume dated October 17, 2005).

Based on this analysis, the Company believes that the estimated differences between the two methods of recording gift card breakage are not quantitatively material to the financial results of all periods presented and that the cumulative impact would not be material to the operating income of the Company’s 2005 fiscal year. The Company has also reviewed the qualitative criteria to be used in evaluating materiality as outlined in SAB Topic 1:M and believes that these transactions did not involve any unlawful acts, did not affect any debt covenant restrictions or other regulatory or contractual requirements, were not the result of any attempt to manage earnings, did not have any impact on the trend in the Company’s reported financial results and did not have any effect on management compensation.

The Company advises the Staff that beginning in the fourth quarter of the Company’s 2005 fiscal year, it will begin recognizing gift card breakage ratably over the historical

Matthew J. Benson, Esq.,

Securities and Exchange Commission

p. 5

redemption period. The Company will recognize gift card breakage on a ratable basis over a period of three years commencing in the quarter following the quarter of issuance, using annual redemption rates based on the Company’s historical experience of 60%, 28% and 5%, respectively. Furthermore, the Company will recognize annual breakage evenly in each quarter of every fiscal year during the three-year period. The Company will continue to monitor the redemption trends and record any adjustments that may be required on an ongoing basis.

Schedule II Valuation and Qualifying Accounts, page F-29

6.	We have reviewed your responses to comment 15 in our letter dated October 7, 2005. Please revise your accounting policy to comply with footnote 2 of Chapter 4 of ARB 43. Please also revise your financial statements or tell us why a revision is unnecessary. Refer to SAB Topic 1:M.

Response

The Company has evaluated the impact of prior occurrences when the recovery rates on previously reserved merchandise were adjusted upward in the context of SAB 99 and APB Opinion No. 28. Based on the analysis performed by the Company (as set forth in Exhibit D to this letter, which was previously submitted to the Staff as Exhibit D to our letter to Mr. Andrew Blume dated October 17, 2005), the Company believes that on the occasions when the recovery rates were adjusted upward on merchandise previously reserved, the effect of such adjustments on inventory reserves and net income were not quantitatively material to the financial results for all periods presented. The Company has reviewed the qualitative criteria to be used in evaluating materiality as outlined in SAB Topic 1:M and believes that these transactions did not involve any unlawful acts, did not effect any debt covenant restrictions or other regulatory or contractual requirements, were not the result of any attempt to manage earnings, did not have any impact on the trend in the Company’s reported financial results and did not have any effect on management compensation. The Company therefore believes a revision to its financial statements is unecessary.

The Company further advises the Staff that the analysis set forth in Exhibit D to this letter represents the maximum potential misstatement, as the categories reserved each quarter consist of a mix of inventory (i.e., remaining inventory reserved in prior period coupled with new inventory in the same category). Accordingly, the effect of the higher recovery rate is overstated to the extent that it reflects new inventory added to the category.

The Company advises the Staff that, going forward, the Company will adjust its accounting procedures to ensure that there are no upward adjustments in the recovery rates on inventories previously reserved.

Matthew J. Benson, Esq.,

Securities and Exchange Commission

p. 6

Please direct any comments or questions regarding this filing to Jeffrey D. Karpf at (212) 225-2864 or James F. McMullin at (212) 225-2336.

Very truly yours,

/s/ Jeffrey D. Karpf
Jeffrey D. Karpf

Enclosure

cc:	Ellie Quarles

William Thompson

Andrew Blume

(Securities and Exchange Commission)

Arlene Hong

(J. Crew Group, Inc.)

James F. McMullin

(Cleary Gottlieb Steen & Hamilton LLP)

Exhibit A

J. Crew Group, Inc.

Summary of Effect of Change in Method of Recording Breakage

	Quarterly Effect	Fiscal Year Cumulative Effect	Income (Loss) From Operations	%		Net Income (Loss)%
2002		(119)		3.1%			0.0%
Q1 03	292		(10,500)	-2.8%		(20,200)	-1.4%

Q2 03	204		(14,600)	-1.4%		15,000	1.4%

Q3 03	241		(6,400)	-3.8%		(24,500)	-1.0%

Q4 03	(533)		700	-76.2	%(a)	(20,500)	2.6%

2003		204		-0.7%			0.0%
Q1 04	189		(2,800)	-6.7%		(23,700)	-0.8%

Q2 04	175		8,300	2.1%		(13,800)	-1.3%

Q3 04	169		13,100	1.3%		(9,900)	-1.7%

Q4 04	(160)		19,000	-0.8%		(52,900)	0.3%

2004		372		1.0%			0.0%
Q1 05	107		23,000	0.5%		4,900	2.2%

Q2 05	67		20,100	0.3%		1,700	3.9%

(a)	Due to near break even operating income.

Exhibit B

Issuances/Redemptions by Year

Dollars

		Redemptions					Unredeemed at 1/29/05
Fiscal	Issuances	2000	2001	2002	2003	2004
2000	23,540	13,788	6,860	783	254	204	1,651
2001	26,144	—	16,109	6,926	669	258	2,182
2002	23,465	—	—	14,776	6,030	733	1,926
2003	22,333	—	—	—	13,253	6,585	2,495
2004	26,433	—	—	—	—	15,430	11,003

Percentage

	Year of Issuance	Year 2	Year 3	Year 4	Year 5
2000	59%	29%	3%	1%	1%
2001	62%	26%	3%
2002	63%	26%	3%
2003	59%	29%
2004	58%
Average	60%	28%	3%	1%	1%

Exhibit C

Recognition of breakage income (historical by quarter)

	2002	2003	2004
Q1	$0.3	$0.2	$0.2
Q2	0.3	0.3	0.3
Q3	0.3	0.2	0.3
Q4	1.1	1.0	0.6

Fiscal year	$2.0	$1.7	$1.4

Exhibit D

Inventory Overstock Reserve

Historical Analysis of Increased Recovery Rates

($ in thousands)

	Q2’05 7/30/2005	Q1’05 4/30/2005	Q4’04 1/29/2005	Q3’04 10/31/2004	Q2’04 7/31/2004	Q1’04 5/1/2004	Q4’03 1/31/2004		Q3’03 11/1/2003	Q2’03 8/2/2003	Q1’03 5/3/2003	Q4’02 2/1/2003
Total Inventory	$110,569	104,503	88,093	137,315	94,377	84,721	66,028		118,938	84,810	100,254	107,318

Overstock Reserve	$(3,999)	(3,724)	(4,483)	(4,996)	(5,372)	(5,146)	(5,040)		(4,845)	(7,959)	(9,791)	(12,420)

Impact of Increased Recovery Rates	$—	80	200	—	—	56	153		104	—	150

Income (Loss) from Operations	20,143	22,986	19,013	13,106	8,348	(2,825)	722		(6,358)	(14,644)	(10,495)

Net Income (Loss)	$1,732	4,897	(52,822)	(9,938)	(13,762)	(23,787)	(20,404)		(24,536)	15,013	(20,257)

Impact as % Net Income	0.00%	1.64%	0.38%	0.00%	0.00%	0.24%	0.75%		0.42%	0.00%	0.74%

Impact as %
Income (Loss) from Operations	0.00%	0.35%	1.05%	0.00%	0.00%	2.00%	21.16	%(a)	1.63%	0.00%	1.43%

(a)	Due to near break even operating income.